

Mail Stop 0407

April 12, 2005

Via U.S. Mail and Fax (972-236-6974)
Mr. Andrew L. Simon
President, CEO & CFO
Touchstone Applied Science Associates, Inc.
4 Hardscrabble Heights,
P.O. Box 382
Brewster, NY 10509

      RE: **Touchstone Applied Science Associates, Inc.**
              Form 10-KSB for the fiscal year ended October 31, 2004
              Filed January 28, 2005
              Form 10-QSB for the quarter ended January 31, 2005
              File No. 001-16689

Dear Mr. Simon:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended October 31, 2004

Item 8A. Controls and Procedures

1.   You state that your evaluation of the company's disclosure controls and procedures and internal controls was conducted "within the 90-day period prior to the date of this Annual Report." The evaluation of the effectiveness of disclosure controls and procedures must be done as of the end of each fiscal quarter (for disclosure controls). Rule 13a-15(b). Please revise to disclose whether or not your disclosure controls and procedures were effective as of October 31, 2004.

2.   We note Mr. Simon's conclusion that, "subject to the limitations above," your disclosure controls and procedures are effective. Please revise to remove this qualifying language and conclude that your disclosure controls and procedures either are or are not effective at the reasonable assurance level.

3.   Please revise your discussion of changes in internal controls to state, if true, that there were "no changes" (instead of no *significant* changes) in the Company's internal controls that could "materially affect" (instead of *significantly* affect) the internal controls, and to clarify that there were no such changes during the company's last fiscal quarter (instead of "since the date of their evaluation). See Item 308(c) of Regulation S-B. Please also comply with this comment when amending your Form 10-QSB for the quarter ended January 31, 2005.

Rule 13a-14(a) Certifications

4.   Please amend your certifications contained in your Form 10-KSB for the fiscal year ended October 31, 2004 and your Form 10-QSB for the quarter ended January 31, 2005 to conform exactly to the form of certifications set forth in Rule 13a-14(a). For example, we note the following:

- Your Form 10-KSB for the fiscal year ended *October 31, 2004* states that Andrew Simon reviewed "this Annual Report on Form 10-KSB of TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. for the fiscal year ended *October 31, 2003*."
-
- Both your Form 10-KSB and your Form 10-QSB state that Mr. Simon evaluated the effectiveness of your disclosure controls and procedures "as of a date within 90 days prior to the filing date" of the annual report, instead of as of the end of the period covered by the report.

Note 1 – Organization and Significant Accounting Policies

Revenue Recognition, page F-13

5.   We refer you to Item 1. Description of Business. Provide a detailed discussion of the following items:

- Tell us how you recognize revenue from your Software Products, which you design and market.
- Tell us how you recognize revenue from your Custom Test products for state awarded contracts to develop alternative assessment test for special education students. These appear to be long-term arrangements.
- We also note that you recognize revenues when products are shipped. Tell us whether the legal title passes at the point of shipment.

        Your response should refer to all applicable accounting literature.   Further, in future filings enhance your revenue recognition policy to address the above items, if material.

Note 4 – Leases, page F-19

6.   Tell us why you believe it is appropriate to recognize a gain on sale of the property, which you leased back from the buyer under a ten-year lease agreement. Refer to paragraph 32 of SFAS 13.

Note 5 – Test passage bank and test development, page F-20

7.   Please provide support for the capitalization of payroll, payroll related costs and consulting costs incurred in the development of test passages. Your response should refer to all applicable accounting literature.

* * * *

As appropriate, please amend your Forms 10-KSB and 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact O. Nicole Holden, Staff Accountant, at (202) 824-5265 or Ivette Leon, Assistant Chief Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

Sincerely,

Larry Spirgel,
Assistant Director